[ASB FINANCIAL CORP. LETTERHEAD]


                                June 3, 2005


Mr. Michael Pressman, Special Counsel
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0303

            Re:   ASB Financial Corp.
                  Schedule 13E-3 as amended May 4, 2005
                  File No. 5-50215

                  Preliminary Schedule 14A as amended May 4, 2005
                  File No. 0-25906

Dear Mr. Pressman:

      Set forth below are the responses of ASB Financial Corp. ("ASB") to the comment letter of the staff of the Securities and Exchange Commission (the "Staff") dated May 17, 2005, with respect to the above captioned
Schedule 13E-3 and Preliminary Schedule 14A (the "Proxy Statement").

Fairness of the Stock Splits, page 20
-------------------------------------

1. On pages 18 and 19 of the Proxy Statement we have expanded our discussion to explain why the Board believes that the reverse and forward stock splits are procedurally fair absent the protections set forth in Item 1014 of Regulation M-A.

      Additional revisions, unrelated to your letter of May 17, 2005, have also been made to the Proxy Statement. These changes are marked, along with your requested changes, in the attached blacklined copies.


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Mr. Michael Pressman, Special Counsel
June 3, 2005
Page 2


      If you have any questions, please call Ms. Terri R. Abare at (513) 723-4001 or Mr. Jason L. Hodges at (513) 723-8590.

                                       Very truly yours,

                                       /s/ Robert M. Smith

                                       Robert M. Smith
                                       President

Enclosures

cc:   Terri R. Abare, Esq.
      Jason L. Hodges, Esq.
      Mr. Michael Keller


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